Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: October 24, 2018

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT UTX - Q3 2018 United Technologies Corp Earnings Call EVENT DATE/TIME: OCTOBER 23, 2018 / 12:30PM GMT OVERVIEW: Co. reported 3Q18 sales of $16.5b and GAAP EPS of $1.54. Expects 2018 sales to be $64.0-64.5b and adjusted EPS to be $7.20-7.30.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

OCTOBER 23, 2018 / 12:30PM, UTX - Q3 2018 United Technologies Corp Earnings Call

C O R P O R A T E   P A R T I C I P A  N T S

Akhil Johri United Technologies Corporation - Executive VP & CFO

Carroll Lane United Technologies Corporation - VP of IR

Gregory J. Hayes United Technologies Corporation - Chairman & CEO

C O N F E R E N C E   C A L L  P A R T  I C I P A N T S

Carter Copeland Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense

Charles Stephen Tusa JP Morgan Chase & Co, Research Division - MD

Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder and Managing Partner

Jonathan Phaff Raviv Citigroup Inc, Research Division - VP

Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst

Myles Alexander Walton UBS Investment Bank, Research Division - Research Analyst

Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Rajeev Lalwani Morgan Stanley, Research Division - Executive Director

Ronald Jay Epstein BofA Merrill Lynch, Research Division - Industry Analyst

Samuel Joel Pearlstein Wells Fargo Securities, LLC, Research Division - MD, Co-Head of Equity Research and Senior Analyst

Sheila Karin Kahyaoglu Jefferies LLC, Research Division - Equity Analyst

P R E S E N T A T I O N

Operator

Good morning, and welcome to the United Technologies Third Quarter 2018 Conference Call. On the call today are Greg Hayes, Chairman and Chief Executive Officer; Akhil Johri, Executive Vice President and Chief Financial Officer; and Carroll Lane, Vice President, Investor Relations. This call is being carried live on the Internet, and there is a presentation available for download from UTC’s website at www.utc.com.

Please note, except where otherwise noted, the company will speak to results from continuing operations excluding restructuring costs and other significant items of a nonrecurring and/or nonoperational nature, often referred to by management as other significant items.

The company also reminds listeners that the earnings and cash flow expectations and any other forward-looking statements provided in this call are subject to risks and uncertainties. UTC’s SEC filings, including its Forms 10-Q and 10-K, provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements.

In addition, in connection with the pending Rockwell Collins acquisition, UTC has filed with the SEC a registration statement that includes a prospectus from UTC and a proxy statement from Rockwell Collins, which is effective and which contains important information about UTC, Rockwell Collins and the transaction and related matters.

(Operator Instructions) Please go ahead, Mr. Hayes.

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

* * *

OCTOBER 23, 2018 / 12:30PM, UTX - Q3 2018 United Technologies Corp Earnings Call

Before we go any further, just a couple of comments on Rockwell Collins. Regarding the timing of the close of the transaction, as you know, we received the Department of Justice approval, a U.S. DOJ approval on about October 1. That’s later than what we had anticipated. If you’ll recall, we had hoped to see that during sometime early to mid-September. It was a little bit later.

And as a result, it has pushed out the Chinese approval date. We always expected, I think I said this back in September, that it will be a few weeks after the U.S. DOJ approval that we would expect China to also grant their approval. So bottom line, we’re still going to expect the timing range for China. We don’t see any drama here, and we continue to expect this to happen shortly.

* * *

OCTOBER 23, 2018 / 12:30PM, UTX - Q3 2018 United Technologies Corp Earnings Call

Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense

* * *

Greg, I know your comments on the Chinese approval on Rockwell Collins and waiting for that. I realize these things can somehow or sometimes have a bit of a political aspect and drag on. How are you thinking about how that impacts the portfolio decision? And what should we be thinking about how that timeline is being affected?

* * *

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

All right. Let me try this one more time on the Chinese approval, just to be very clear. We have heard nothing from the folks at SAMR, which is the regulatory agency that approves these transactions, that would cause us to believe there’s any political issue that’s holding up the approval of our deal. We had a remedies package agreed to with SAMR back in August. It was all contingent upon DOJ approval of the transaction, which didn’t happen until October. So I know people are excited. There was a lot going on geopolitically. There’s a lot of tension between the U.S. and China. We just don’t see that as impacting the deal. Again, we’ve got a very large presence in China. We’ve been investing there for years and years. We’re a key part of their aerospace industry. We’ve got 24,000 employees. We just don’t see UTC as being caught up in the Sino-U.S. political issues. So again, we’re still on track. And again, whether it takes another week or 2 weeks, I’m not all that concerned. I think you’re right, Carter, as far as the portfolio discussion, A has to happen before B, right? So we’ve always said the Rockwell Collins transaction has to close before the board will make a final decision on the portfolio. You’ll recall a year ago, in September, that when we announced the Rockwell transaction, that was really the impetus to start taking a look at the UTC portfolio. Obviously, having a very, very strong -- in fact, the #1 aerospace supplier with the addition of Rockwell Collins gives the board, I think, comfort that the aerospace business can indeed stand on its own going forward. But we’ve got to close Rockwell first. And so I think it’s out there. We expect it to happen. I can’t give you a date other than the fact that we know it will happen probably in the next, let’s call, 2 to 6 weeks.

* * *

OCTOBER 23, 2018 / 12:30PM, UTX - Q3 2018 United Technologies Corp Earnings Call

Jeffrey Todd Sprague - Vertical Research Partners, LLC - Founder and Managing Partner

Greg, I just wanted to come back just to China again. Perfunctory is probably too strong a word, right, but it kind of sounded like the Chinese approval was viewed as relatively perfunctory once the U.S. kind of signed off. I’m just curious though, have they actually asked for anything else? Is there additional discussions? Are there remedies that they are looking for beyond what the U.S. sort of lust here?

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

Nope. I don’t mean to be flippant, but the answer is no. I think we had a complete package here for them back in August, a complete remedies package. Right now, it’s just -- they told us it was going to be put on hold until we saw DOJ approval. That happened on the first of October. Of course, they had the Golden Week, so they were off for a week. So it really -- this is just the second week that they’ve been back since the holiday. And again, I don’t ever actually think anything as perfunctory because you never know. But there has been no additional discussions, no additional requests. This is just simply the administrative process that SAMR has to go through.

* * *

OCTOBER 23, 2018 / 12:30PM, UTX - Q3 2018 United Technologies Corp Earnings Call

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2018, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ pending acquisition of Rockwell Collins, the anticipated benefits of the pending acquisition, including estimated synergies, the expected timing of financing and completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the pending Rockwell Collins acquisition and other acquisition and divestiture or restructuring activity, including among other things integration of acquired businesses into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future timing and levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the pending Rockwell Collins acquisition, and capital spending and research and development spending, including in connection with the pending Rockwell Collins acquisition; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the pending acquisition of Rockwell Collins; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business and investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger) and to satisfy the other conditions to the closing of the pending acquisition on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement; (19) negative effects of the announcement or the completion of the merger on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in their operation of their businesses while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in connection with the pending Rockwell Collins acquisition, significant merger costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the Rockwell Collins merger agreement; (23) risks associated with merger-related litigation; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ pending acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. In addition, in connection with the pending Rockwell Collins acquisition, UTC has filed a registration statement, that includes a prospectus from UTC and a proxy statement from Rockwell Collins, which is effective and contains important information about UTC, Rockwell Collins, the transaction and related matters.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.